AEM SPA

03 SEP 15 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/372/2003/AG/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

BY UPS

03032041

September 12, 2003

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed the translation in English of Aem S.p.A. By – laws as amended by the Shareholders Extraordinary Meeting held on August 4, 2003.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.

dlw 9/16

FILE NO. 82-4911

BY - LAWS

TITLE I

NAME - REGISTERED OFFICE - DURATION - OBJECT

Article 1

A limited company is hereby established with the name of *Aem S.p.A.*.

Article 2

The company has its registered office in Milan, at Corso di Porta Vittoria no. 4.

The company shall be entitled to establish or to dissolve, both in Italy and abroad, secondary offices, agencies, branches and sub-offices.

Article 3

The company shall continue to exist until December 31 (thirty-one), 2100 (two thousand and one hundred) and may be further extended pursuant to a resolution passed by the Shareholders' Meeting.

Article 4

The purpose of the company is to carry out, both directly and through companies and holding bodies, activities in the field of research, production, supply, transport, transformation, distribution, sale, use, and recovery of energy resources and of the entire water cycle.

The company may also carry out activities in the field of other network-based services, including installation, maintenance, connection and testing of telecommunication systems, as well as undertaking public services in general and the carrying out of activities that may be instrumental, connected and complementary to those set forth hereinabove.

Within such frameworks, the company may also carry out study, consultancy, and planning activities, except for those activities for which an express limitation is provided by law.

The company may implement any and all transactions deemed necessary or useful for the attainment of the corporate purpose; it shall be entitled, *inter alia*, to implement real and personal property, business, industrial and financial transactions, as well as any action connected to the attainment of the corporate purpose, except for collecting savings from the public and the carrying out of activities reserved in accordance with Legislative Decree no. 58, dated February 24, 1998.

Finally, the company may acquire shareholdings and interests in other companies or businesses, both Italian and foreign, having an object deemed analogous, similar or complementary to its own ... furnish a collateral and/or personal security for the obligations linked to the

carrying out of the corporate activity, including those in favour of subsidiary and/or affiliated bodies and companies.

TITLE II
SHARE CAPITAL - SHARES - BONDS

Article 5

The share capital is of Euro 936,024,648.00.- (nine hundred and thirty-six million twenty-four thousand six hundred and forty-eight) represented by no. 1,800,047,400 ordinary shares, with a par value of Euro 0.52.- (zero point fifty-two) each.

Article 6

The shares are indivisible and each share entitles to exercise one vote, except for the shares belonging to special classes issued pursuant to the legislation in force from time to time.

Article 7

Payments in respect of the shares shall be demanded by the Board of Directors, within the deadlines and according to the procedures, as it shall see fit. Without prejudice to Article 2344 of the Italian Civil Code, shareholders who are late in making payments shall be charged an annual interest to the extent of the bank rate set forth by the Bank of Italy, increased by two points.

Article 8

The shares shall be registered shares.

Should the law permit, the non-voting shares may be bearer shares when they are fully paid up.

Article 9

It shall be forbidden for an individual shareholder - other than the Municipality of Milan -, his/her family inclusive of the shareholder him/herself, his/her spouse - if not legally separated - and the under-age sons, to hold a share greater than 6% of the share capital.

Said limit shall also apply with regard to shares indirectly held by an individual or corporate person, through subsidiary companies, trust companies or third parties, as well as shares held, either directly or indirectly, by way of pledge or usufruct, provided that the voting rights related thereto belong to the pledgee or the life tenant, as well as shares held, either directly or indirectly, by way of deposit, should the depositary be entitled to exercise, at his/her own discretion, the voting rights related thereto, as well as shares subject to carry-over contracts, which are taken into consideration vis-à-vis both the giver-on and the taker-in.

The limitation of ownership referred to by the previous paragraph shall also apply to the shares held by the group to which the individual shareholder belongs, said group being understood as the

and those controlled by a single controlling person/entity, as well as related persons/entities (which may or may not have a corporate status). The term "control" also applies with regard to persons/entities other than companies, as in the cases provided for by Article 2359, first and second paragraph, of the Italian Civil Code. The term "relation" applies in the cases provided for by Article 2359, third paragraph, of the Italian Civil Code, as well as among persons/ entities that - either directly or indirectly, either expressly or through concerted behaviours - join agreements related to the exercise of voting rights or to the transfer of shares - including shares of third party companies -, and that, in any case, join agreements or covenants referred to by Article 122 of Legislative Decree no. 58, dated February 24, 1998, regardless of the validity of said covenants and agreements. With regard to agreements or covenants related to the exercise of voting rights or to the transfer of third party companies' shares, a relation shall be deemed to exist whenever said agreements or covenants involve at least 5% of the voting share capital, in the case of companies whose shares are traded on an official stock exchange, or 10% in all other cases.

Anyone holding company shares in breach of the prohibition provided for by the first paragraph hereinabove, shall give written notice thereof to said company within 20 days of the transaction as a result of which the shareholding has exceeded the percentage limit permitted.

Any covenant or agreement binding the parties thereto comply with limitations or regulations of the voting right, obligations or powers of prior consultation for exercising said right, obligations regarding the transfer of shares, or any agreement for concerted purchase, shall be entered into by means of a public deed to be notified in writing to the company and to be made public by means of an announcement to be published in three nationwide dailies - of which one shall be an economic daily - within 5 days of the execution. Failure to do so shall render the deed between the parties null and void and ineffective.

The limitation of ownership referred to by this article shall not apply - for a period of two years from the date when the securities are purchased or underwritten - to the shares taken over by the participants in the underwriting Syndicates guaranteeing the successful outcome of public offers launched by the company, within the framework of said offers.

Pursuant to Article 2, letter b), of Decree Law no. 332, dated May 31, 1994 - as amended by Law no. 474, dated July 30, 1994 -, the validity of covenants or agreements entered into between shareholders - referred to by Article 122 of Legislative Decree no. 58, dated February 24, 1998 -, shall be subject to approval expressed by the Municipality of Milan, should such covenants or agreement represent more than 5% of the share capital consisting of voting shares. The power of approval must be exercised within sixty days of the date when the agreement is notified to the

Until the issue of the approval and, in any case, after the date has unsuccessfully elapsed, the shareholders that are parties to the covenant shall not be entitled to exercise the voting right. In the event of refusal of approval, or should the date unsuccessfully elapse, the agreements shall be deemed ineffective. Should it transpire, from the behaviour of the syndicated shareholders during the Shareholders' Meeting, that the commitments undertaken by joining the covenants - referred to by the aforementioned Article 122 of Legislative Decree no. 58, dated February 24, 1998 - are maintained, any resolution passed with the decisive vote of said shareholders may be contested.

Except for the Municipality of Milan and the persons/entities referred to by the sixth paragraph of this article (towards which the limitation of ownership does not apply), and should said limitation be surpassed, the voting right inherent to the shares held in excess of the 5% limit of the share capital, may not be exercised; accordingly, the voting right that would be due to each of the persons/entities to whom the limitation of ownership can be referred, shall be reduced, unless prior joint instructions given by the shareholders involved. In case of non-compliance, the resolution passed by the Shareholders' Meeting may be contested pursuant to Article 2377 of the Italian Civil Code, if the required majority would not be reached without the excess votes, with regard to the maximum limit set forth hereinabove.

However, the shares in respect whereof the voting right may not be exercised shall be calculated for the purposes of validly holding the meeting.

The statutory clauses introduced by this Article, as well as those introduced for the purpose of protecting the minority shareholders from Articles 15 - first and second paragraph -, 17 and 23, shall not be modified for a period of three years from the date when the company is established.

Article 10

The status of shareholder involves unconditional compliance with the by-laws and with all resolutions passed by the Shareholders' Meeting, including those passed prior to the acquisition of such status. With regard to corporate relationships, the domicile of the Shareholders shall be that indicated in the Register of Shareholders.

Article 10-bis

Pursuant to Article 2420-ter of the Italian Civil Code, the Board of Directors shall be entitled to issue, on one or more occasions, for a period of five years starting from the date of the resolution passed by the Shareholders' Meeting on August 4, 2003, bonds which are not convertible into company shares, up to a maximum amount of 1(one) billion Euro. The Board of Directors is granted the most ample powers in this respect, including that of determining procedures and terms of issue, return, and relevant regulation.

TITLE III

SHAREHOLDERS' MEETINGS

Article 11

The Shareholders' Meeting consists of all the shareholders and, when legally convened and established, it shall represent the total number thereof. When the resolutions are passed in compliance with the law, they shall bind all shareholders, including those absent or dissenting.

Article 12

The Shareholders' Meeting shall be convened by the Board of Directors, at the registered office, or at another venue, provided that it is within the borders of the Lombardy Region, at least once a year, within four months - and, in any case, no later than six months when exceptional needs so require - of the end of the financial year.

Furthermore, the Shareholders' Meeting shall be convened within 3 months from the end of the first half of the financial year, in order to inform the shareholders of the corporate performance and programs, and at any time when the Board of Directors shall see fit, and in the cases provided for by law. The notice of call shall indicate the agenda and shall be given by means of an announcement to be published in the Official Gazette of the Republic of Italy, as well as in two nationwide dailies, according to the procedures and within the deadlines provided for by law.

Article 13

The Shareholders' Meeting shall be chaired by the Chairman of the Board of Directors. Should he/she be absent or prevented from doing so, the Chairman shall be appointed by the Shareholders' Meeting, which shall also choose the Secretary from among those present.

The resolutions passed by the Shareholders' Meeting shall be recorded in the minutes signed by the Chairman and by the Secretary.

In the cases provided for by law and whenever the Board of Directors or the Chairman of the Shareholders' Meeting shall deem fit, the minutes shall be drawn up by a Notary Public.

Article 14

In order to participate in the Shareholders' Meetings, shares shall be deposited beforehand, within the deadlines set forth by law and according to the procedures set forth in the notice of call.

Without prejudice to the provisions concerning the collection and request of proxies, every shareholder having the right to participate in the Shareholders' Meeting, is entitled to be represented, pursuant to law, by means of a written power of attorney: except for the Municipality of Milan, and the persons/entities referred to by the sixth paragraph of Article 9 hereof - towards which the limitation of ownership does not apply -, no one shall be entitled to exercise the voting right - neither on their own behalf, nor on behalf of other shareholders - for more than 5% of the

The Chairman of the Shareholders' Meeting shall be responsible for verifying the validity of the individual proxies, and in general, the right to participate in the Shareholders' Meeting.

Article 15

As to the establishment and the resolutions related to the Ordinary and Extraordinary Shareholders' Meetings, whether on first call, or on second and third call - the latter in the event of a Stock Exchange listing -, the provisions of law shall apply.

However, the Extraordinary Shareholders' Meeting shall pass resolutions, on first, second and third convocation, with a 60% majority of the share capital - and, in any case, shall require a vote of approval of at least two-thirds of the share capital participating in the meeting -, concerning amendments of Article 9, Article 15 - first and second paragraph -, 17, 19, 20, and 23 hereof, except as provided by the following paragraph.

Pursuant to Article 2, letter c), of Decree Law no. 332, dated May 31, 1994 - as amended by Law no. 474, dated July 30, 1994 -, the Municipality of Milan shall be entitled to exercise the right to veto the resolutions to dissolve the company - pursuant to Article 2448, no. 5 of the Italian Civil Code -, to transfer the company at any title, to merge or to split the company, to transfer the registered office abroad, to change the corporate purpose, to amend the by-laws, aimed at suppressing or modifying, not only the Municipality of Milan's powers as provided for by this paragraph, but also those provided for by Article 9, seventh paragraph, hereinabove.

Article 16

The Ordinary Shareholders' Meeting shall resolve upon all the issues deemed by law to fall within its competence and also:

a) upon the transfer and the divestment of branches of business for the operation of public services entrusted by the Municipality of Milan;

b) upon the acquisition and the disposal of shareholdings having a value greater than the par value of 5% of the net worth resulting from the last financial statements approved by Aem S.p.A.

TITLE IV
BOARD OF DIRECTORS

Article 17

The company shall be managed by a Board of Directors consisting of no less than 7 members and no more than 9 members, including the Chairman. The Shareholders' Meeting shall determine the number thereof within said limits.

Pursuant to Article 2458 of the Italian Civil Code, the Municipality of Milan shall be entitled to directly appoint a number of directors, proportional to its own shareholding; should said proportion

Milan shall not be entitled to appoint a number of directors greater than four-fifths of the total number of directors to be appointed.

As to the directors not appointed by the Municipality of Milan, the appointment shall be implemented on the basis of lists where the candidates shall be listed by progressive numbers equivalent to the number of positions to be filled.

To this end, the Shareholders' Meeting shall be convened with a prior notice to be published pursuant to Article 2366 of the Italian Civil Code, no less than thirty days prior to the date set for the meeting; under penalty of nullity of the resolutions pursuant to Article 2379 of the Italian Civil Code, the published Agenda shall contain all the items to be discussed, which shall not be modified nor supplemented during said meeting; the lists shall be submitted by the outgoing directors or by shareholders representing at least one percent of the shares with voting rights in the Ordinary Shareholders' Meeting, shall be made public by filing them with the company's registered office and by publishing a notice in three nationwide dailies - of which one shall be an economic daily - at least twenty and ten days respectively prior to the meeting.

Every shareholder may submit or participate in submitting one single list. The shareholders participating in one voting trust may submit and vote for one single list. Participations and votes expressed in breach of said prohibition shall not be attributable to any list.

Along with the lists, the shareholders shall submit the irrevocable acceptances of the assignment by the candidates (subject to their appointments), as well as certificates attesting the absence of grounds for ineligibility and/ or forfeiture.

No one shall be a candidate in more than one list. Acceptance of candidacy in more than one list shall be grounds for absolute ineligibility. Each shareholder shall have the right to vote for one list only. The votes obtained shall subsequently be divided by one, two, three, four, five, depending on the number of members of the board to be appointed, excluding the members directly appointed by the Municipality of Milan.

The quotients obtained shall be progressively assigned to the candidates of each list, in the order set forth by such list, and shall be sorted in a single decreasing ranking. Those obtaining the highest quotients shall be appointed. In the case of equal quotient for the last director to be appointed, the candidate belonging to the list which received the greatest number of votes shall be preferred, and, votes being equal, the senior candidate shall be preferred.

The Municipality of Milan shall refrain from submitting lists and from voting for the appointment of the directors that it has not to directly appoint. The directors directly appointed by the Municipality of Milan shall be revoked only by the Municipality of Milan itself, according to the procedures provided for by its by-laws and may be re-elected pursuant to Article 2383, third

The Shareholders' Meeting shall set their remuneration.

Article 18

The Board of Directors is granted the most ample powers for the ordinary and extraordinary management of the company, given that it shall be in charge of taking all the appropriate actions for implementing the corporate purpose, excluding only those that are reserved to the Shareholders' Meeting, pursuant to these by-laws and pursuant to law.

The Board shall appoint the Chairman, should the Shareholders' Meeting not have done so.

The Board may also delegate its own administrative and representative powers to an Executive Committee and/or to one or more directors, pursuant to Article 2381 of the Italian Civil Code, and may also designate, in the position of Vice-Chairman, the director that shall replace the Chairman in the event of any temporary absence or impediment.

It may also appoint a General Manager and specify the powers thereof.

The Board of Directors shall also be entitled to appoint a Secretary, even outside its own members.

The directors shall timely report to the Auditors, and in any case at quarterly intervals at least, on the occasion of the Board of Directors meetings, or of the Executive Committee, if appointed, or even directly (and in this last case in writing), on the activities carried out and on transactions of major economic, financial and patrimonial importance, carried out by the company or by its subsidiaries and, more specifically, on transactions involving a potential conflict of interest.

Article 19

Should one or several directors cease to hold the office, they shall be replaced, pursuant to Article 2386 of the Italian Civil Code, within a month of the date when they cease to hold the office.

Should one ore or more members appointed by the Municipality of Milan cease to old the office, the Municipality of Milan shall be responsible for directly appointing the relevant alternate director/s.

The directors appointed to replace those who are no longer holding the office shall assume the appointment seniority of those replaced.

Article 20

The Board of Directors normally meets at the registered office of the company, upon call by the Chairman or the nominee thereof, upon his/her initiative or upon request of the Managing Director.

The Chairman shall call the Board of Directors by means of a notice containing the issues to be discussed, to be transmitted by registered letter to be delivered by hand, to the directors' domiciles, at least 3 days prior to the date set for the meeting, except for urgent cases, when it shall be permitted to deliver the notice of call by telegram or by fax, at least 24 hours prior to the date set for the meeting.

The notice of call shall also be transmitted to the auditors, in compliance with the abovementioned

The Board of Directors Meeting shall be deemed valid, even when not convened as set forth hereinabove, when all of the Directors and the regular Auditors are present.

In order for the meeting to be valid, the majority of the Directors holding office must be present, and the resolutions shall be legally passed with the absolute majority of those present. Votes being equal, the Chairman of the company shall have the casting vote. In any case, a vote of approval by five members of the Board shall be required for resolutions concerning the appointment of the company representative at the Shareholders' Meetings of the subsidiary or affiliated companies, convened in order to resolve on transactions of merger, split, transformation or modification of the corporate purpose.

Article 21

The resolutions shall be recorded in the minutes to be included in the appropriate register and which shall be signed by the Chairman of the company and by the Secretary.

TITLE V
REPRESENTATION AND CORPORATE SIGNATURE

Article 22

The Chairman of the Board of Directors and the person designated to replace him/her in case of absence or impediment, shall each represent the company by means of several signature.

The Managing Director shall represent the company within the framework of the issues provided for by the relevant power of attorney.

TITLE VI
AUDITORS

Article 23

The Board of Auditors shall consist of three regular Auditors and two alternate Auditors.

The Municipality of Milan shall have the right to directly appoint a number of auditors, in any case not more than two regular Auditors and one alternate Auditor, in proportion to its own shareholding.

With regard to the auditors that are yet to be appointed, the procedures provided for by Article 17 shall apply.

Article 23-bis

The Board of Auditors shall appoint its own Chairman, with the absolute majority of its regular members.

The Board of Auditors and its members shall assume the duties, shall be granted the powers, shall be subject to the causes of incompatibility and to the requirements of honourable and professional conduct provided for by law and by the relevant regulatory provisions.

Members of the Board of Auditors shall not serve as auditors in more than five additional companies listed on the Stock Exchange. Any auditor surpassing that limit shall automatically forfeit said office.

Article 23-ter

The Board of Auditors shall be entitled, subject to giving prior notice thereof to the Chairman of the Board of Directors, to call a Shareholders' Meeting, a Board of Directors Meeting and, the meeting of the Executive Committee, if appointed. Said power to call a meeting shall also be exercised by at least two members of the Board of Auditors.

TITLE VII
CORPORATE FINANCIAL STATEMENTS AND PROFITS

Article 24

The financial year shall run from January 1 to December 31 of each year.

Within the deadlines and according to the procedures provided for by law, the Board of Directors shall draw up the financial statements, which shall be transmitted to the Board of Auditors, along with all the documents provided for by law, at least 30 days prior to the date set for the Shareholders' Meeting where they shall be submitted for approval.

Article 25

For reasons including the protection of collective interests, the financial statements shall be certified by a primary accounting firm enrolled with the special Register held by *Consob*[1].

The results of the audit shall be notified to the Town Council of Milan.

Article 26

The net profits of the company, as shown in the annual accounts, shall be earmarked as follows:

1) an amount equivalent to at least one-twentieth of the profits shall set aside as legal reserve, until the reserve reaches one-fifth of the share capital ;

2) the remaining sum shall be allocated to the shareholders, unless the Shareholders' Meeting resolves upon special withdrawals to be set aside as extraordinary reserve or for other purposes, or instructs that they are to be brought forward, in whole or in part, to the subsequent financial year.

The Company may resolve, according to the procedures and terms provided by law, upon the distribution of advance payments on the dividends.

TITLE VIII
DISSOLUTION OF THE COMPANY

Article 27

With regard to the liquidation and the dissolution of the company, the provisions of law shall apply.

TITLE IX
TEMPORARY AND FINAL PROVISIONS

Article 28

All that is not expressly provided for and governed by these by-laws shall be referred to and regulated by the provisions of the laws currently in force for the limited companies.

With regard to any dispute possibly arising in the relationships between the company, the shareholders and the members of the corporate bodies, the Court of Milan shall have the relevant jurisdiction.

Signed by: Mr. Giuliano Zuccoli.

Signed by: Mr. Piergaetano Marchetti.